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                                                             OMB APPROVAL
                                                       -------------------------
                                                       OMB Number: 3235-0145
                                UNITED STATES          Expires: October 31, 1997
                    SECURITIES AND EXCHANGE COMMISSION Estimated average burden
                            WASHINGTON, D.C. 20549     hours per response..14.90
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                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                             THE FIRST YEARS INC.
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                               (NAME OF ISSUER)

                         Common Stock, $.10 par value
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                        (TITLE OF CLASS OF SECURITIES)

                                 337 610 109
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                                (CUSIP NUMBER)

                                                            (508) 588-1220
 John R. Beals  c/o The First Years Inc., One Kiddie Drive, Avon, MA 02322
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                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                December 31, 1997
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                SCHEDULE 13D

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CUSIP NO.    337 610 109                            PAGE    2    OF   5    PAGES
          -----------------                              -------    ------
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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

                Evelyn Sidman

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
                                                                         (b) / /

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3  SEC USE ONLY


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4  SOURCE OF FUNDS*

                00

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.

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                    7  SOLE VOTING POWER

                       363,400
   NUMBER OF
    SHARES         -------------------------------------------------------------
 BENEFICIALLY       8  SHARED VOTING POWER
   OWNED BY
     EACH              0
   REPORTING       -------------------------------------------------------------
     PERSON         9  SOLE DISPOSITIVE POWER
      WITH
                       363,400
                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                363,400

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.1%

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14  TYPE OF REPORTING PERSON*

                IN

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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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Schedule 13D

Item 1. Security and Issuer

        Common Stock, $.10 par value.

        THE FIRST YEARS INC.
        One Kiddie Drive
        Avon, MA  02322

Item 2. Identity and Background

        (a) Evelyn Sidman.
        (b) The First Years Inc., One Kiddie Drive, Avon, MA 02322
        (c) Clerk of The First Years Inc.
            One Kiddie Drive, Avon, MA 02322
        (d) Not applicable.
        (e) Not applicable.
        (f) U.S.A.

Item 3. Source and Amount of Funds or Other Consideration

         Not applicable.

Item 4. Purpose of Transaction

         Not applicable.

                                 Page 3 of 5.

Schedule 13D

Item 5. Interest in Securities of the Issuer

        (a) 363,400
            7.1%

        (b) Sole voting power: 363,400

            Shared voting power: 0

            Sole dispositive power: 363,400

            Shared dispositive power: 0

        (c) On December 31, 1997, Evelyn Sidman, as Personal Representative of the Estate of her late husband, Marshall B. Sidman, transferred 11,080 shares owned by the Estate to herself individually, as the sole beneficiary of the estate.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

        Not applicable.

Item 7. Material to be Filed as Exhibits

        Not applicable.


                                 Page 4 of 5.
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Schedule 13D


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       February 12, 1998                          /s/ Evelyn Sidman
---------------------------------       --------------------------------------
             Date                                     Signature

                                                Evelyn Sidman, Clerk
                                        --------------------------------------
                                                      Name/Title





                                 Page 5 of 5.